Exhibit (a)(5)(D)

MEMORANDUM

TO:  ALL EMPLOYEES PARTICIPATING IN EMPLOYEE STOCK PURCHASE PLAN

FROM:  GARY MATHERN

DATED:  JUNE 4, 2007

RE: TREATMENT OF OUTSTANDING VIASYS HEALTHCARE INC. OPTIONS UNDER EMPLOYEE STOCK PURCHASE PLAN IN THE ACQUISITION BY CARDINAL HEALTH, INC.

As you know, on May 11, 2007, VIASYS Healthcare Inc. (the “Company” or “VIASYS”), Cardinal Health, Inc. (“Cardinal Health”) and one of Cardinal Health’s subsidiaries entered into an Agreement and Plan of Merger pursuant to which Cardinal Health has made a cash tender offer (the “Tender Offer”) to acquire all the shares of VIASYS common stock at a purchase price of $42.75 per share.  The Company will subsequently merge with a Cardinal Health subsidiary (the “Merger”) and become a wholly-owned subsidiary of Cardinal Health.  Pursuant to the Merger, each outstanding share of VIASYS common stock will be cashed out for a payment of $42.75 per share.

The purpose of this memorandum is to describe the effect of the acquisition on your outstanding options under the Employee Stock Purchase Plan (the “ESPP”).

The current purchase period under the ESPP is scheduled to end on June 30, 2007.  The treatment of your outstanding ESPP options will differ slightly depending on whether the Merger closes before or after June 30, 2007.

If the Merger closes before June 30, 2007, the current purchase period under the ESPP will end immediately before the Merger occurs and your contributions to the ESPP will cease at such time.  Your options under the ESPP will be automatically exercised immediately before the closing date of the Merger in accordance with the terms of the ESPP, and shares of VIASYS common stock will be purchased on your behalf.  Any shares of VIASYS common stock that you acquire in connection with such acceleration and exercise will be cashed out in the Merger for an amount equal to $42.75 per share, less applicable withholding taxes.

If the Merger closes after June 30, 2007, the current purchase period will expire as scheduled, and your ESPP options will be exercised on June 30, 2007.  If the Tender Offer has not closed when your ESPP options are exercised on June 30, 2007, you may tender the shares of common stock you receive upon exercise of your ESPP options.  Any shares of VIASYS common stock outstanding on the closing of the Merger will be cashed out for an amount equal to $42.75 per share.  No new purchase periods will commence under the ESPP after June 30, 2007.

The above information is only a summary of the effect of the proposed acquisition pursuant to the Tender Offer and subsequent Merger on the outstanding options under the ESPP.  In the event of any conflict or inconsistencies disclosed in (i) this memorandum, (ii) the merger agreement and (iii) the Schedule TO filed by Cardinal Health and the accompanying letter of transmittal and the Schedule 14D-9 filed by the Company (collectively, the “Tender Offer Documents”), the Tender Offer Documents will govern.

If you have any questions regarding the treatment of your outstanding options under the ESPP, you may contact Robert (Bob) Callanan, Jr. of Smith Barney at (617) 570-9533.